UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated May 5, 2021 titled “GeoPark Announces Quarterly Cash Dividend of $0.0205 per Share”

2.	Press Release dated May 5, 2021 titled “GeoPark Reports First Quarter 2021 Results”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES QUARTERLY CASH DIVIDEND OF $0.0205 PER SHARE

Bogota, Colombia – May 5, 2021 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Ecuador, Chile, Brazil and Argentina today announced its Board of Directors has declared its quarterly cash dividend of $0.0205 per share ($1.25 million in the aggregate) payable on May 28, 2021 to the shareholders of record at the close of business on May 17, 2021.

GeoPark is on track to deliver strong operational and financial performance and free cash flow generation while remaining committed to returning value to its shareholders.

For further information, please contact:

INVESTORS:

Stacy Steimel	ssteimel@geo-park.com
Shareholder Value Director
T: +562 2242 9600

Miguel Bello	mbello@geo-park.com
Market Access Director
T: +562 2242 9600

Diego Gully	dgully@geo-park.com
Investor Relations Director
T: +5411 4312 9400

MEDIA:

Communications Department	communications@geo-park.com

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Certain amounts included in this press release have been rounded for ease of presentation.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward- looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including expected future financial performance and free cash flow generation. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

Item 2

FOR IMMEDIATE DISTRIBUTION

GEOPARK REPORTS FIRST QUARTER 2021 RESULTS

STRONG FREE CASH FLOW GENERATION

FUNDS INCREASED DEVELOPMENT AND EXPLORATION PROGRAM,
DEBT REDUCTION AND BALANCE SHEET STRENGTHENING,

AND CASH DIVIDENDS TO SHAREHOLDERS

Bogota, Colombia – May 5, 2021 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Ecuador, Chile, Brazil and Argentina reports its consolidated financial results for the three-month period (“First Quarter” or “1Q2021”). A conference call to discuss 1Q2021 financial results will be held on May 6, 2021 at 10:00 am (Eastern Daylight Time).

All figures are expressed in US Dollars and growth comparisons refer to the same period of the prior year, except when specified. Definitions and terms used herein are provided in the Glossary at the end of this document. This release does not contain all of the Company’s financial information and should be read in conjunction with GeoPark’s consolidated financial statements and the notes to those statements for the period ended March 31, 2021, available on the Company’s website.

FIRST QUARTER 2021 HIGHLIGHTS

Strong Free Cash Flow from Profitable Low-Breakeven Production

•	Consolidated oil and gas production of 38,131 boepd

•	Revenue of $146.6 million

•	Operating Profit of $15.9 million / Net Loss of $10.3 million

•	Operating Netback of $79.4 million / Adjusted EBITDA of $66.5 million (both including protective cash hedge losses of $20.6 million)

•	Capital expenditures of $20.3 million

•	Every $1 invested yielded $3.9 in Operating Netback

Successful Debt Reduction

•	$187.6 million of cash & cash equivalents as of March 31, 2021

•	$75 million oil prepayment facility, with $50 million committed and no amounts drawn

•	$106.2 million in uncommitted credit lines

•	Strategic deleveraging executed in April 2021 resulted in significant debt reduction with extended maturities and lower cost of debt

Self-Funded, Expanded 2021 Work Program

•	Full-year 2021 work program of $130-150 million, targeting 41,000-43,000[1] boepd average production and operating netbacks of $330-370 million assuming Brent at $50-55 per bbl[2]

•	Flexible to quickly adapt to any oil price scenario

Shareholder Value Returns

•	Quarterly Dividend of $0.0205 per share ($1.25 million), paid on April 13, 2021

•	Quarterly Dividend of $0.0205 per share ($1.25 million), to be paid on May 28, 2021

•	Resumed discretionary share buyback program, having acquired 119,289 shares for $1.2 million since November 6, 2020, while executing self-funded and flexible work programs, and paying down debt

1 2021 production assumes full-year production from the Manati gas field in Brazil (currently under a divestiture process that is subject to certain conditions and regulatory approvals) and excludes potential production from the 2021 exploration drilling program.

2 Brent price assumption from April to December 2021, assuming $3-4/bbl Vasconia-Brent differential.

James F. Park, Chief Executive Officer of GeoPark, said: “Thanks again to the GeoPark team for its relentless discipline and for delivering another period of important achievements, driving forward our performance and improving our Company overall. Our powerful cash generation was again demonstrated by being able to simultaneously carry out three key initiatives: expand our exploration and development investment program; pay down debt, extend maturities and strengthen our balance sheet; and return cash to our shareholders. We appreciate the support of the investment community which has backed our plan and efforts over many years – including just awarding us the lowest yield ever for any B-rated issue in Latin America. With our foundational low-cost, low-risk, big-upside asset inventory, our strong and consistently successful oil and gas operating team, and our ahead-of-the-game SPEED (ESG+) strategy, we are looking forward to the remainder of 2021 and the abundant opportunities ahead.”

CONSOLIDATED OPERATING PERFORMANCE

Key performance indicators:

Key Indicators	1Q2021	4Q2020	1Q2020
Oil production[a] (bopd)	32,877	33,238	40,861
Gas production (mcfpd)	31,522	36,390	29,206
Average net production (boepd)	38,131	39,304	45,731
Brent oil price ($ per bbl)	61.1	46.0	50.8
Combined realized price ($ per boe)	44.7	31.7	34.4
⁻ Oil ($ per bbl)	49.8	35.5	37.0
⁻ Gas ($ per mcf)	3.6	3.0	3.9
Sale of crude oil ($ million)	137.3	97.5	123.8
Sale of gas ($ million)	9.3	9.2	9.4
Revenue ($ million)	146.6	106.7	133.2
Commodity risk management contracts [b] ($ million)	-47.3	-17.5	32.0
Production & operating costs[c] ($ million)	-44.3	-34.9	-41.1
G&G, G&Ad and selling expenses ($ million)	-14.8	-21.7	-19.1
Adjusted EBITDA ($ million)	66.5	56.0	77.7
Adjusted EBITDA ($ per boe)	20.3	16.6	20.1
Operating Netback ($ per boe)	24.2	22.2	24.1
Net Profit (loss) ($ million)	-10.3	-119.2	-89.5
Capital expenditures ($ million)	20.3	26.1	33.7
Amerisur acquisition[e] ($ million)	-	-	272.3
Cash and cash equivalents ($ million)	187.6	201.9	165.5
Short-term financial debt ($ million)	5.9	17.7	12.3
Long-term financial debt ($ million)	767.1	766.9	763.1
Net debt ($ million)	585.4	582.7	609.9
a)	Includes royalties paid in kind in Colombia for approximately 1,101, 986 and 1,807 bopd in 1Q2021, 4Q2020 and 1Q2020, respectively. No royalties were paid in kind in other countries.

b)	Please refer to the Commodity Risk Management section included below.

c)	Production and operating costs include operating costs and royalties paid in cash.

d)	G&A and G&G expenses include non-cash, share-based payments for $2.0 million, $2.3 million and $1.9 million in 1Q2021, 4Q2020 and 1Q2020, respectively. These expenses are excluded from the Adjusted EBITDA calculation.
e)	The Amerisur acquisition is shown net of cash acquired.

STRATEGIC DELEVERAGING (APRIL 2021)

In April 2021 GeoPark executed a series of transactions3 that included a successful tender to purchase $255 million of the 2024 Notes that was funded with a combination of cash in hand and a $150 million new issuance from the reopening of the 2027 Notes. The tender also included a consent solicitation to align covenants of the 2024 Notes to those of the 2027 Notes. The new notes offering and the tender offer closed on April 23 and April 26, respectively.

The reopening of the 2027 Notes was priced above par at 101.875%, representing a yield to maturity of 5.117%. This yield reflects a negative concession of 2.3 basis points relative to the yield to maturity of the day before pricing. Total demand reached over $780 million at its peak and ended at over $540 million. The transaction was oversubscribed by more than 3.5 times from diversified, top tier institutional investors.

Rationale and Benefits

-	Reduced total financial debt by $105 million

-	Annual interest savings of approximately $9 million

-	Improved financial profile by extending debt maturities by 2.3 years

-	Flexible debt structure with 25% of outstanding financial debt maturing in September 2024 (callable from September 2021) and the remaining 75% of financial debt maturing in January 2027 (callable from January 2024)

-	Alignment of covenants

For further details, please refer to the press release published on April 22, 2021.

Production: Oil and gas production in 1Q2021 decreased by 17% to 38,131 boepd from 45,731 boepd in 1Q2020, due to limited drilling and maintenance activities during 2020 in Colombia, Chile and Argentina, as part of the Company’s risk-managed response to preserve shareholder value and to minimize contractor and employee activity in the fields due to the lower oil price environment and the pandemic. Oil represented 86% and 89% of total reported production in 1Q2021 and 1Q2020, respectively.

For further details, please refer to the 1Q2021 Operational Update published on April 13, 2021.

Reference and Realized Oil Prices: Brent crude oil prices averaged $61.1 per bbl during 1Q2021, $10.3 per bbl higher than 1Q2020 levels. However, the consolidated realized oil sales price averaged $49.8 per bbl in 1Q2021, $12.8 per bbl higher than the $37.0 per bbl in 1Q2020, reflecting a lower local marker differential in Colombia and improved commercial and transportation discounts.

The tables below provide a breakdown of reference and net realized oil prices in Colombia, Chile and Argentina in 1Q2021 and 1Q2020:

1Q2021 - Realized Oil Prices ($ per bbl)	Colombia	Chile	Argentina
Brent oil price (*)	61.1	60.5	61.1
Local marker differential	(2.9)	-	-
Commercial, transportation discounts & Other	(8.5)	(8.6)	(10.5)
Realized oil price	49.7	51.9	50.6
Weight on oil sales mix	95%	1%	4%

1Q2020 - Realized Oil Prices ($ per bbl)	Colombia	Chile	Argentina
Brent oil price (*)	50.8	50.8	50.8
Local marker differential	(5.2)	-	-
Commercial, transportation discounts & Other	(9.4)	(2.0)	0.8
Realized oil price	36.2	48.8	51.6
Weight on oil sales mix	94%	1%	4%

(*) Specified Brent oil price may differ in each country as sales are priced with different Brent reference prices.

3 For further details, please refer to the press releases published on April 6, 14, 19, and 20, 2021.

Revenue: Consolidated revenue increased by 10% to $146.6 million in 1Q2021, compared to $133.2 million in 1Q2020 reflecting higher oil prices, partially offset by lower production and deliveries.

Sales of crude oil: Consolidated oil revenue increased by 11% to $137.3 million in 1Q2021, driven by a 34% increase in realized oil prices and a 17% decrease in oil deliveries due to temporary shut-ins and limited drilling and maintenance activity in 2020. Oil revenue was 94% and 93% of total revenue in 1Q2021 and 1Q2020, respectively.

•	Colombia: In 1Q2021, oil revenue increased by 15% to $130.1 million reflecting higher realized oil prices and lower oil deliveries. Realized prices increased by 37% to $49.7 per bbl due to higher Brent oil prices while oil deliveries decreased by 17% to 30,087 bopd. Earn-out payments remained flat at $4.5 million in 1Q2021, compared to $4.6 million in 1Q2020.

•	Chile: In 1Q2021, oil revenue decreased by 35% to $1.4 million, due to lower volumes sold, partially offset by higher oil prices. Oil deliveries decreased by 38% to 292 bopd. Realized oil prices increased by 6% to $51.9 per bbl, in line with higher Brent prices, partially offset by higher discounts.

•	Argentina: In 1Q2021, oil revenue decreased by 26% to $5.8 million due to lower deliveries and lower realized oil prices. Oil deliveries decreased by 23% to 1,267 bopd. Realized oil prices decreased by 2% to $50.6 per bbl reflecting local market conditions.

Sales of gas: Consolidated gas revenue remained flat at $9.3 million in 1Q2021 compared to $9.4 million in 1Q2020 reflecting 8% higher deliveries and 8% lower gas prices. Gas revenue was 6% and 7% of total revenue in 1Q2021 and 1Q2020, respectively.

•	Chile: In 1Q2021, gas revenue decreased by 34% to $3.2 million reflecting lower gas prices and lower gas deliveries. Gas prices were 23% lower, at $2.9 per mcf ($17.1 per boe) in 1Q2021. Gas deliveries fell by 14% to 12,492 mcfpd (2,082 boepd).

•	Brazil: In 1Q2021, gas revenue increased by 70% to $4.7 million, due to higher gas deliveries and higher gas prices. Gas deliveries increased by 67% from the Manati gas field (GeoPark non-operated, 10% WI) to 10,374 mcfpd (1,789 boepd). Gas prices increased by 3% to $4.9 per mcf ($29.3 per boe) due to the impact of the annual price inflation adjustment effective January 2021, which was partially offset by the devaluation of the local currency.

•	Argentina: In 1Q2021, gas revenue decreased by 26% to $0.8 million, resulting from lower gas prices, and lower deliveries. Gas prices decreased by 19% to $2.2 per mcf ($13.4 per boe) due to local market conditions while deliveries decreased by 7% to 4,213 mcfpd (702 boepd).

Commodity Risk Management Contracts: Consolidated commodity risk management contracts amounted to a $47.3 million loss in 1Q2021, compared to a $32.0 million gain in 1Q2020.

The table below provides a breakdown of realized and unrealized commodity risk management contracts in 1Q2021 and 1Q2020:

(In millions of $)	1Q2021	1Q2020
Realized (loss) gain	(20.6)	5.6
Unrealized (loss) gain	(26.7)	26.4
Commodity risk management contracts	(47.3)	32.0

The realized portion of the commodity risk management contracts registered a loss of $20.6 million in 1Q2021 compared to a $5.6 million gain in 1Q2020. Realized losses recorded in 1Q2021 reflected the impact of zero cost collar hedges covering approximately 77% of oil production with average ceiling prices below Brent oil prices during the quarter.

The unrealized portion of the commodity risk management contracts amounted to a $26.7 million loss in 1Q2021, compared to a $26.4 million gain in 1Q2020. Unrealized losses during 1Q2021 resulted from the increase in the forward Brent oil price curve compared to December 31, 2020 which caused the market value of the Company’s hedging portfolio for 2Q2021 onwards to decrease, as measured on March 31, 2021.

GeoPark continuously monitors market conditions to add new hedges and further increase its risk protection to lower oil prices over the upcoming 12 months. Please refer to the “Commodity Risk Oil Management Contracts” section below for a description of hedges in place as of the date of this release.

Production and Operating Costs4: Consolidated production and operating costs increased by 8% to $44.3 million from $41.1 million resulting from higher cash royalties, partially offset by lower operating costs.

The table below provides a breakdown of production and operating costs in 1Q2021 and 1Q2020:

(In millions of $)	1Q2021	1Q2020
Operating costs	24.5	28.3
Royalties in cash	19.8	12.7
Share-based payments	0.0	0.1
Production and operating costs	44.3	41.1

Consolidated royalties increased by 56% or $7.1 million to $19.8 million in 1Q2021 compared to $12.7 million in 1Q2020, mainly resulting from higher oil prices.

Consolidated operating costs decreased by 14%, or $3.8 million to $24.5 million in 1Q2021 compared to $28.3 million in 1Q2020.

The breakdown of operating costs is as follows:

•	Colombia: Operating costs per boe increased to $7.4 in 1Q2021 compared to $6.1 in 1Q2020. Total operating costs increased by 3% and amounted to $18.8 million, due to incremental maintenance and well intervention activities in the Llanos 34 block.

•	Chile: Operating costs per boe decreased by 27% to $9.2 in 1Q2021 compared to $12.7 in 1Q2020, due to successful cost reduction efforts implemented during 2020 (including fewer well intervention activities, efficiencies and the renegotiation of existing contracts). Total operating costs decreased by 41% to $2.0 million in 1Q2021, in line with lower operating costs per boe and lower oil and gas deliveries (which decreased by 18%).

•	Brazil: Operating costs per boe decreased by 56% to $6.0 in 1Q2021 compared to $13.5 in 1Q2020. Total operating costs decreased by 46% to $0.5 million in 1Q2021, reflecting higher gas deliveries in the Manati gas field (which increased by 53%) and lower operating costs per boe.

•	Argentina: Operating costs per boe decreased by 29% to $18.8 in 1Q2021 compared to $26.7 in 1Q2020 due to successful cost reduction efforts implemented during 2020 (including fewer well intervention activities, efficiencies and the renegotiation of existing contracts) and to a lesser extent, because of local currency devaluation. Total operating costs decreased by 44% to $3.2 million in 1Q2021 due to lower operating costs per boe and lower oil and gas deliveries, which decreased by 18%.

Selling Expenses: Consolidated selling expenses decreased by $1.6 million to $0.4 million in 1Q2021, compared to $2.0 million in 1Q2020 mainly due to lower sales at the wellhead and resulting from the connection of the Tigana field in the Llanos 34 block to the ODCA pipeline, which further reduces costs and overall operational risk.

Administrative Expenses: Consolidated G&A decreased by 11% to $11.3 million in 1Q2021 due to cost reduction initiatives implemented during 2020.

Geological & Geophysical Expenses: Consolidated G&G expenses decreased by 31% to $3.1 million in 1Q2021 due to cost reduction initiatives implemented during 2020.

4 Operating costs per boe represents the figures used in Adjusted EBTIDA calculation, as if IFRS 16 had not been adopted.

Adjusted EBITDA: Consolidated Adjusted EBITDA5 decreased by 14% to $66.5 million, or $20.3 per boe, in 1Q2021 compared to $77.7 million, or $20.1 per boe, in 1Q2020.

•	Colombia: Adjusted EBITDA of $64.3 million in 1Q2021

•	Chile: Adjusted EBITDA of $1.7 million in 1Q2021

•	Brazil: Adjusted EBITDA of $3.2 million in 1Q2021

•	Argentina: Adjusted EBITDA of $1.1 million in 1Q2021

•	Corporate, Ecuador and Peru: Adjusted EBITDA of negative $3.8 million in 1Q2021

The table below shows production, volumes sold and the breakdown of the most significant components of Adjusted EBITDA for 1Q2021 and 1Q2020, on a per country and per boe basis:

Adjusted EBITDA/boe	Colombia		Chile	Brazil			Argentina	Total
	1Q21	1Q20	1Q21	1Q20	1Q21	1Q20	1Q21	1Q20	1Q21	1Q20
Production (boepd)	31,455	38,723	2,491	3,121	1,984	1,290	2,201	2,597	38,131	45,731
Inventories, RIK[a] & Other	(1,151)	(2,655)	(117)	(240)	(170)	(102)	(232)	(186)	(1,670)	(3,182)
Sales volume (boepd)	30,304	36,068	2,374	2,881	1,814	1,188	1,969	2,411	36,461	42,549
% Oil	99.3%	99.5%	12%	16%	1%	10%	64%	69%	87%	90%
($ per boe)
Realized oil price	49.7	36.2	51.9	48.8	58.4	45.7	50.6	51.6	49.8	37.0
Realized gas price[b]	25.8	36.7	17.1	22.3	29.3	28.4	13.4	16.5	21.5	23.4
Earn-out	(1.7)	(1.4)	-	-	-	-	-	-	(1.6)	(1.3)
Combined Price	47.9	34.8	21.4	26.7	29.7	30.1	37.3	40.6	44.7	34.4
Realized commodity risk management contracts	(7.6)	1.7	-	-	-	-	-	-	(6.3)	1.4
Operating costs	(7.4)	(6.1)	(9.2)	(12.7)	(6.0)	(13.5)	(18.8)	(26.7)	(8.0)	(7.9)
Royalties in cash	(6.7)	(3.3)	(0.8)	(1.0)	(2.4)	(3.0)	(5.6)	(5.5)	(6.0)	(3.3)
Selling & other expenses	(0.0)	(0.5)	(0.4)	(0.3)	-	-	(1.5)	(1.2)	(0.1)	(0.5)
Operating Netback/boe	26.2	26.5	11.0	12.8	21.4	13.6	11.5	7.2	24.2	24.1
G&A, G&G & other								(3.9)		(4.1)
Adjusted EBITDA/boe								20.3		20.1

a) RIK (Royalties in kind). Includes royalties paid in kind in Colombia for approximately 1,101 bopd and 1,807 bopd in 1Q2021 and 1Q2020, respectively. No royalties were paid in kind in Chile, Brazil or Argentina.

b) Conversion rate of $mcf/$boe=1/6.

Depreciation: Consolidated depreciation charges decreased by 43% to $22.6 million in 1Q2021, compared to $39.3 million in 1Q2020, in line with lower volumes delivered and lower depreciation costs per boe.

Write-off of unsuccessful exploration efforts: The consolidated write-off of unsuccessful exploration efforts was zero in 1Q2021 compared to $3.2 million in 1Q2020. Amounts recorded in 1Q2020 refer to unsuccessful exploration costs incurred in Chile in the Huillin exploration prospect on the Isla Norte block.

Impairment of Non-Financial Assets: Consolidated non-cash impairment of non-financial assets was zero in 1Q2021 compared to $97.5 million in 1Q2020. Amounts recorded in 1Q2020 included $50.3 million in Chile, $31.0 million in Peru and $16.2 million in Argentina, resulting from the significant decrease in crude oil prices caused by the Covid-19 pandemic and its effect on global energy prices.

Other Income (Expenses): Other operating expenses showed a $1.8 million loss in 1Q2021, compared to a $0.2 million loss in 1Q2020.

5 See “Reconciliation of Adjusted EBITDA to Profit (Loss) Before Income Tax and Adjusted EBITDA per boe” included in this press release.

CONSOLIDATED NON-OPERATING RESULTS AND PROFIT FOR THE PERIOD

Financial Expenses: Net financial expenses increased to $15.5 million in 1Q2021, compared to $13.3 million in 1Q2020 mainly resulting from higher interest expenses related to the issuance of the 2027 Notes in mid- January 2020.

Foreign Exchange: Net foreign exchange charges amounted to a $2.7 million gain in 1Q2021 compared to a $10.8 million loss in 1Q2020.

Income Tax: Income taxes totaled a $13.4 million loss in 1Q2021 compared to a $30.3 million loss in 1Q2020, mainly resulting from the effect of fluctuations of local currencies over deferred income taxes, partially offset by higher profit before income tax.

Profit: Losses of $10.3 million in 1Q2021 compared to a $89.5 million loss recorded in 1Q2020, mainly due to the impact of impairments and write-offs recorded in 1Q2020.

BALANCE SHEET

Cash and Cash Equivalents: Cash and cash equivalents totaled $187.6 million as of March 31, 2021 compared to $201.9 million as of December 31, 2020. Cash generated from operating activities equaled $36.4 million while cash used in financing activities equaled $29.7 million and cash used in investing activities equaled $20.3 million.

Cash used in financing activities of $29.7 million mainly included interest payments of $23.5 million, lease payments of $2.5 million and $3.6 million related to the acquisition of the LG International Corp’s non-controlling interest in Colombia and Chile that closed in 2018.

Financial Debt: Total financial debt net of issuance cost was $773.0 million, including the 2024 Notes, the 2027 Notes and other bank loans totaling $3.4 million. Short-term financial debt was $5.9 million as of March 31, 2021.

For further details, please refer to Note 12 of GeoPark’s consolidated financial statements as of March 31, 2021, available on the Company’s website.

FINANCIAL RATIOSa

(In millions of $)
Period-end	Financial Debt	Cash and Cash Equivalents	Net Debt	Net Debt/LTM Adj. EBITDA	LTM Interest Coverage
1Q2020	775.3	165.5	609.9	1.7x	11.6x
2Q2020	783.4	157.5	625.9	2.3x	7.2x
3Q2020	772.2	163.7	608.4	2.5x	5.7x
4Q2020	784.6	201.9	582.7	2.7x	4.5x
1Q2021	773.0	187.6	585.4	2.8x	4.1x

a)	Based on trailing last twelve-month financial results (“LTM”).

Covenants in the 2024 and 2027 Notes: The 2024 and 2027 Notes include incurrence test covenants that provide, among other things, that the Net Debt to Adjusted EBITDA ratio should not exceed 3.25 times and the Adjusted EBITDA to Interest ratio should exceed 2.5 times. As of the date of this release, the Company is compliant with both covenants.

For further details, please refer to Note 12 and 16 of GeoPark’s consolidated financial statements as of March 31, 2021, available on the Company’s website.

COMMODITY RISK OIL MANAGEMENT CONTRACTS

GeoPark recently added new oil hedges further increasing its price risk protection over the next 12 months, now reaching 25,500 bopd in 2Q2021, 20,000 bopd in 3Q2021, 19,500 bopd in 4Q2021, 8,500 bopd in 1Q2022 and 2,000 in 2Q2022. Hedges include a portion providing protection to the Vasconia local marker in Colombia.

The Company has the following commodity risk management contracts in place as of the date of this release:

Period	Type	Reference	Volume (bopd)		Contract Terms ($ per bbl)
				Purchased Put or Fixed Price	Sold Put	Sold Call
2Q2021	Zero cost collar	Brent	5,000	35.0	N/A	51.7-55.0
	Zero cost collar	Brent	3,500	38.0	N/A	51.0
	Zero cost collar	Brent	5,500	40.0	N/A	53.5-53.9
	Zero cost collar	Brent	4,500	40.0	N/A	50.3-50.4
	Zero cost collar	Brent	2,000	45.0	N/A	55.5
	Zero cost collar	Brent	2,500	45.0	N/A	59.0
	Zero cost collar	Brent	2,500	50.0	N/A	57.1-57.3
3Q2021	Zero cost collar	Brent	2,000	40.0	N/A	56.0
	Zero cost collar	Brent	2,500	40.0	N/A	50.4-50.5
	Zero cost collar	Brent	4,500	40.0	N/A	54.0-57.1
	Zero cost collar	Brent	4,500	45.0	N/A	61.2-66.1
	Zero cost collar	Brent	2,500	46.0	N/A	62.5
	Zero cost collar	Vasconia	2,000	41.5	N/A	68.1-69.0
	Zero cost collar	Brent	2,000	50.0	N/A	80.6
4Q2021	Zero cost collar	Brent	2,000	40.0	N/A	56.0
	Zero cost collar	Brent	2,500	40.0	N/A	50.4-50.5
	Zero cost collar	Brent	4,500	40.0	N/A	54.0-57.1
	Zero cost collar	Brent	4,500	45.0	N/A	61.6-64.1
	Zero cost collar	Brent	2,000	45.0	N/A	71.0
	Zero cost collar	Brent	4,000	50.0	N/A	75.8-78.0
1Q2022	Zero cost collar	Brent	2,500	45.0	N/A	60.4
	Zero cost collar	Brent	2,000	45.0	N/A	76.8
	Zero cost collar	Brent	4,000	50.0	N/A	74.4-75.0
2Q2022	Zero cost collar	Brent	2,000	50.0	N/A	72.3

For further details, please refer to Note 4 of GeoPark’s consolidated financial statements for the period ended March 31, 2021, available on the Company’s website.

SELECTED INFORMATION BY BUSINESS SEGMENT

(UNAUDITED)

Colombia (In millions of $)	1Q2021	1Q2020
Sale of crude oil	130.1	113.5
Sale of gas	0.5	0.6
Revenue	130.6	114.1
Production and operating costs[a]	-37.0	-29.3
Adjusted EBITDA	64.3	76.3
Capital expenditure	18.3	21.7

Chile (In millions of $)	1Q2021	1Q2020
Sale of crude oil	1.4	2.1
Sale of gas	3.2	4.9
Revenue	4.6	7.0
Production and operating costs[a]	-2.1	-3.6
Adjusted EBITDA	1.7	2.9
Capital expenditure	2.0	10.6

Brazil (In millions of $)	1Q2021	1Q2020
Sale of crude oil	0.1	0.5
Sale of gas	4.7	2.8
Revenue	4.9	3.3
Production and operating costs[a]	-0.9	-1.3
Adjusted EBITDA	3.2	0.8
Capital expenditure	0.0	0.2
Argentina (In millions of $)	1Q2021	1Q2020
Sale of crude oil	5.8	7.8
Sale of gas	0.8	1.1
Revenue	6.6	8.9
Production and operating costs[a]	-4.2	-7.0
Adjusted EBITDA	1.1	2.1
Capital expenditure	0.0	0.7

a)	Production and operating costs = Operating costs + Royalties + Share-based payments

CONSOLIDATED STATEMENT OF INCOME

(QUARTERLY INFORMATION UNAUDITED)

(In millions of $)	1Q2021	1Q2020
REVENUE
Sale of crude oil	137.3	123.8
Sale of gas	9.3	9.4
TOTAL REVENUE	146.6	133.2
Commodity risk management contracts	-47.3	32.0
Production and operating costs	-44.3	-41.1
Geological and geophysical expenses (G&G)	-3.1	-4.5
Administrative expenses (G&A)	-11.3	-12.7
Selling expenses	-0.4	-2.0
Depreciation	-22.6	-39.3
Write-off of unsuccessful exploration efforts	-	-3.2
Impairment loss on non-financial assets	-	-97.5
Other operating	-1.8	-0.2
OPERATING PROFIT (LOSS)	15.9	-35.1

Financial costs, net	-15.5	-13.3
Foreign exchange gain (loss)	2.7	-10.8
PROFIT (LOSS) BEFORE INCOME TAX	3.1	-59.3

Income tax	-13.4	-30.3
LOSS FOR THE PERIOD	-10.3	-89.5

SUMMARIZED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(In millions of $)	Mar '21	Dec '20

Non-Current Assets
Property, plant and equipment	611.2	614.7
Other non-current assets	51.9	54.0
Total Non-Current Assets	663.1	668.7

Current Assets
Inventories	13.6	13.3
Trade receivables	56.8	46.9
Other current assets	22.9	29.5
Cash at bank and in hand	187.6	201.9
Total Current Assets	280.9	291.6

Total Assets	944.0	960.3

Equity
Equity attributable to owners of GeoPark	-119.5	-109.2
Total Equity	-119.5	-109.2

Non-Current Liabilities
Borrowings	767.1	766.9
Other non-current liabilities	101.5	105.9
Total Non-Current Liabilities	868.6	872.8

Current Liabilities
Borrowings	5.9	17.7
Other current liabilities	189.0	179.0
Total Current Liabilities	194.9	196.7
Total Liabilities	1,063.5	1,069.5
Total Liabilities and Equity	944.0	960.3

SUMMARIZED CONSOLIDATED STATEMENT OF CASH FLOW

(QUARTERLY INFORMATION UNAUDITED)

(In millions of $)	1Q2021	1Q2020

Cash flow from operating activities	36.4	38.0
Cash flow (used in) investing activities	-20.3	-306.0
Cash flow (used in) from financing activities	-29.7	323.2

RECONCILIATION OF ADJUSTED EBITDA

TO (LOSS) PROFIT BEFORE INCOME TAX

1Q2021 (In millions of $)	Colombia	Chile	Brazil	Argentina	Other(a)	Total
Adjusted EBITDA	64.3	1.7	3.2	1.1	-3.8	66.5
Depreciation	-14.8	-3.3	-1.0	-3.3	-0.1	-22.6
Unrealized commodity risk management contracts	-26.7	-	-	-	-	-26.7
Write-off of unsuccessful exploration efforts & impairment	-	-	-	-	-	-
Share based payment	-0.2	-	-	-	-1.8	-2.1
Lease Accounting - IFRS 16	1.5	0.1	0.5	0.2	0.1	2.5
Others	-0.9	-0.1	-0.2	0.2	-0.9	-1.8
OPERATING PROFIT (LOSS)	23.2	-1.6	2.5	-1.8	-6.5	15.9
Financial costs, net						-15.5
Foreign exchange charges, net						2.7
PROFIT BEFORE INCOME TAX						3.1

1Q2020 (In millions of $)	Colombia	Chile	Brazil	Argentina	Other(a)	Total
Adjusted EBITDA	76.3	2.9	0.8	2.1	-4.5	77.7
Depreciation	-24.1	-8.8	-1.0	-5.3	-0.2	-39.3
Unrealized commodity risk management contracts	26.4	-	-	-	-	26.4
Write-off of unsuccessful exploration efforts & impairment	-	-53.5	-	-16.2	-30.8	-100.7
Share based payment	-0.1	-	-	-	-1.8	-1.9
Lease Accounting - IFRS 16	1.8	-	0.6	0.3	0.1	2.8
Others	0.1	-0.1	-	-	-0.1	-0.2
OPERATING PROFIT (LOSS)	80.5	-59.4	0.4	-19.2	-37.4	-35.1
Financial costs, net						-13.3
Foreign exchange charges, net						-10.8
LOSS BEFORE INCOME TAX						-59.3

(a)	Includes Peru, Ecuador and Corporate.

CONFERENCE CALL INFORMATION

GeoPark management will host a conference call on May 6, 2021 at 10:00 am (Eastern Daylight Time) to discuss the 1Q2021 results.

To listen to the call, participants can access the webcast located in the Investor Support section of the Company’s website at www.geo-park.com, or by clicking below:

https://event.on24.com/wcc/r/3138548/E57A81C86661B99A3D71D604FEFF18D5

Interested parties may participate in the conference call by dialing the numbers provided below:

United States Participants: 833-945-1670

International Participants: +1 929-517-9721

Passcode: 2185521

Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast.

An archive of the webcast replay will be made available in the Investor Support section of the Company’s website at www.geo-park.com after the conclusion of the live call.

For further information, please contact:

INVESTORS:

Stacy Steimel	ssteimel@geo-park.com
Shareholder Value Director
T: +562 2242 9600

Miguel Bello	mbello@geo-park.com
Market Access Director
T: +562 2242 9600

Diego Gully	dgully@geo-park.com
Investor Relations Director
T: +5411 4312 9400

MEDIA:

Communications Department	communications@geo-park.com

GLOSSARY

2024 Notes	6.500% Senior Notes due 2024

2027 Notes	5.500% Senior Notes due 2027

Adjusted EBITDA

Adjusted EBITDA is defined as profit for the period before net finance costs, income tax, depreciation, amortization, the effect of IFRS 16, certain non-cash items such as impairments and write-offs of unsuccessful efforts, accrual of share-based payments, unrealized results on commodity risk management contracts and other non-recurring events

Adjusted EBITDA per boe	Adjusted EBITDA divided by total boe deliveries
Operating Netback per boe

Revenue, less production and operating costs (net of depreciation charges and accrual of stock options and stock awards, the effect of IFRS 16), selling expenses, and realized results on commodity risk management contracts, divided by total boe deliveries. Operating Netback is equivalent to Adjusted EBITDA net of cash expenses included in Administrative, Geological and Geophysical and Other operating costs

Bbl	Barrel

Boe	Barrels of oil equivalent
Boepd	Barrels of oil equivalent per day
Bopd	Barrels of oil per day
D&M	DeGolyer and MacNaughton
Free Cash Flow F&D costs

Operating cash flow less cash flow used in investment activities

Finding and Development costs, calculated as capital expenditures divided by the applicable net reserve additions before changes in Future Development Capital

G&A	Administrative Expenses

G&G	Geological & Geophysical Expenses

Mboe	Thousand barrels of oil equivalent
Mmbo	Million barrels of oil
Mmboe	Million barrels of oil equivalent
Mcfpd	Thousand cubic feet per day
Mmcfpd	Million cubic feet per day
Mm3/day	Thousand cubic meters per day
PRMS	Petroleum Resources Management System
WI	Working interest
NPV10	Present value of estimated future oil and gas revenue, net of estimated direct expenses, discounted at an annual rate of 10%
Sqkm	Square kilometers

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

This press release contains certain oil and gas metrics, including information per share, operating netback, reserve life index and others, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company's performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward- looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including our strategic deleveraging process, the cost reduction initiatives, expected or future production, production growth and operating and financial performance, operating netback per boe, future opportunities and our capital expenditures plan. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses. Annual production per day is obtained by dividing total production by 365 days.

Information about oil and gas reserves: The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proven, probable and possible reserves that meet the SEC's definitions for such terms. GeoPark uses certain terms in this press release, such as "PRMS Reserves" that the SEC's guidelines do not permit GeoPark from including in filings with the SEC. As a result, the information in the Company’s SEC filings with respect to reserves will differ significantly from the information in this press release.

NPV10 for PRMS 1P, 2P and 3P reserves is not a substitute for the standardized measure of discounted future net cash flow for SEC proved reserves.

The reserve estimates provided in this release are estimates only, and there is no guarantee that the estimated reserves will be recovered. Actual reserves may eventually prove to be greater than, or less than, the estimates provided herein. Statements relating to reserves are by their nature forward-looking statements.

Non-GAAP Measures: The Company believes Adjusted EBITDA, free cash flow and operating netback per boe, which are each non-GAAP measures, are useful because they allow the Company to more effectively evaluate its operating performance and compare the results of its operations from period to period without regard to its financing methods or capital structure. The Company’s calculation of Adjusted EBITDA, free cash flow, return on capital employed and operating netback per boe may not be comparable to other similarly titled measures of other companies.

Adjusted EBITDA: The Company defines Adjusted EBITDA as profit for the period before net finance costs, income tax, depreciation, amortization and certain non-cash items such as impairments and write-offs of unsuccessful exploration and evaluation assets, accrual of stock options stock awards, unrealized results on commodity risk management contracts and other non-recurring events. Adjusted EBITDA is not a measure of profit or cash flow as determined by IFRS. The Company excludes the items listed above from profit for the period in arriving at Adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, profit for the period or cash flow from operating activities as determined in accordance with IFRS or as an indicator of our operating performance or liquidity. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of Adjusted EBITDA. For a reconciliation of Adjusted EBITDA to the IFRS financial measure of profit for the year or corresponding period, see the accompanying financial tables.

Operating Netback per boe: Operating netback per boe should not be considered as an alternative to, or more meaningful than, profit for the period or cash flow from operating activities as determined in accordance with IFRS or as an indicator of the Company’s operating performance or liquidity. Certain items excluded from operating netback per boe are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of operating netback per boe. The Company’s calculation of operating netback per boe may not be comparable to other similarly titled measures of other companies. For a reconciliation of operating netback per boe to the IFRS financial measure of profit for the year or corresponding period, see the accompanying financial tables.

Net Debt: Net debt is defined as current and non-current borrowings less cash and cash equivalents.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: May 6, 2021